UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a copy of the proxy statement of Star Bulk Carriers Corp. (“Star Bulk” or the “Company”) in connection with the special meeting of stockholders to be held on July 11, 2014 to approve the Transactions (as such term is defined below) contemplated by:

(i) the Agreement and Plan of Merger, dated as of June 16, 2014 (as amended from time to time, the “Merger Agreement”) among Star Bulk, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Star Bulk (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company controlled by investment funds managed by Oaktree Capital Management, L.P. (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of Star Bulk non-Executive Chairman Mr. Petros Pappas, including Ms. Milena Maria Pappas, who is also one of our directors (the “Pappas Holdco” and, together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), pursuant to which each of the Oceanbulk Holdcos will merge with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of Star Bulk; and

(ii) the Share Purchase Agreement, dated as of June 16, 2014 (as amended from time to time, the “Pappas Agreement”) among Star Bulk, Mirabel Shipholding & Invest Limited (“Mirabel”), Mirach Shipping Company Limited (“Mirach”) and Bluesea Invest and Holding Limited (together with Mirabel and Mirach, the “Pappas Entities”), entities controlled by certain members of the family of our non-Executive Chairman, Mr. Petros Pappas, including Ms. Milena Maria Pappas, who is also one of our directors, pursuant to which Star Bulk has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company, which own and operate a dry bulk carrier vessel and a contract for the construction of a newbuilding drybulk carrier with fuel efficient specifications, respectively (such acquisition, together with the Merger and the other transactions contemplated by each of the Merger Agreement and the Pappas Agreement, the “Transactions”).

Forward-Looking Statements

Except for the historical information contained herein, this Form 6-K contains among other things, certain forward-looking statements, that involve risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, expectations and intentions and other statements identified by words such as “may”, ‘could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and

Exchange Commission. Actual results, including, without limitation, operating or financial results, if any, may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control).

Forward-looking statements include statements regarding:

•	The effectuation of Star Bulk’s recently announced subsidiary merger transaction;

•	The delivery to and operation of assets by Star Bulk;

•	Star Bulk’s future operating or financial results;

•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

Certain financial information and data contained in this press release is unaudited and does not conform to GAAP (as defined below) or to Securities and Exchange Commission Regulations. We may also from time to time make forward-looking statements in our periodic reports that we will furnish to or file with the Securities and Exchange Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. This presentation includes certain estimated financial information and forecasts that are not derived in accordance with generally accepted accounting principles (“GAAP”). The Company believes that the presentation of these non-GAAP measures provides information that is useful to the Company’s shareholders as they indicate the ability of Star Bulk, to meet capital expenditures, working capital requirements and other obligations, and make distributions to its stockholders.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Additional Information

In connection with the proposed Merger and the proposed Transactions, a special stockholder meeting is expected to held on July 11, 2014, to obtain stockholder approval. Investors and security holders of Star Bulk are urged to read the proxy statement and other relevant materials because they contain important information about Star Bulk, the Oceanbulk Holdcos and their subsidiaries, the proposed Merger and the proposed Transactions. The proxy statement and other relevant materials and any other documents filed by Star Bulk with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at Star Bulk’s website at www.starbulk.com, or by sending a written request to Star Bulk at c/o Star Bulk Management Inc. 40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, Attention: Investor Relations.

Star Bulk and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of Star Bulk in favor of the Merger and the Transactions. Information regarding the persons who may be considered to be participants in the solicitation of Star Bulk’s stockholders in connection with the proposed transaction and their ownership of Star Bulk’s common stock is set forth in Star Bulk’s proxy statement for its special meeting. Investors can find more information about Star Bulk and its executive officers and directors in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in the proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)

Date: June 20, 2014	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Proxy Statement dated June 20, 2014